Exhibit 99.6

                         Clearfield Bank & Trust Company
                               11 North 2nd Street
                               Post Office Box 171
                       Clearfield, Pennsylvania 16830-0170


                          NOTICE OF SPECIAL MEETING OF
                  SHAREHOLDERS TO BE HELD ON SEPTEMBER 8, 1999





         NOTICE IS HEREBY GIVEN that a Special Meeting of Shareholders of Clearfield Bank & Trust Company will be held at 1:00 p.m., on Wednesday, September 8, 1999, at The Knights of Columbus, 512 Arnold Avenue, Clearfield, Pennsylvania 16830. We enclose a form of proxy and a proxy statement/prospectus for the meeting.


         We are holding the meeting for the purpose of considering and acting upon the following matters:

         1. Approval and adoption of the Agreement and Plan of Reorganization, dated December 31, 1998, among Penn Laurel Financial Corp., CSB Bank and Clearfield Bank & Trust Company. The agreement provides that CSB Bank, a subsidiary of Penn Laurel Financial Corp. will merge into Clearfield Bank & Trust Company. Upon completion of the merger, each Clearfield Bank & Trust Company shareholder will have the right to receive .97 shares of Penn Laurel Financial Corp. common stock, par value $5.00 per share, in exchange for each share of common stock of Clearfield Bank & Trust Company, par value $1.5625 per share, held by the shareholder;

         2. Postponement or adjournment of the meeting to a later date, if necessary, to permit the solicitation of additional proxies in the event that there are not sufficient votes at the time of the meeting to approve the agreement and the merger; and

         3. Other matters as may properly come before the meeting and any adjournment or postponement of the meeting.

     We may take action on any one of these proposals at the meeting, or on any dates to which, we may adjourn the meeting. Only those shareholders whose ownership appears on the shareholder records of Clearfield Bank & Trust Company at the close of business on Wednesday, July 28, 1999, will be entitled to receive notice of the meeting and to vote at the meeting.

         Your Board of Directors believes that this merger is in the best interests of Clearfield Bank & Trust Company and its shareholders. Our reasons for this belief are provided in the


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enclosed proxy statement/prospectus. We urge you to vote for the merger. Your participation at the meeting, in person or by sending in a completed proxy, is important. We need the affirmative vote of at least 66 2/3% of the outstanding shares of common stock to approve the merger.

         If you do not send in a completed proxy or you do not attend the meeting and vote, it has the same effect as voting against the merger. Therefore, we urge you to complete, sign, date and return the enclosed form of proxy in the enclosed postage-paid envelope as soon as possible so that your shares will be voted at the meeting. If you do attend the meeting and wish to vote in person, you can do so by giving written notice to the Secretary of the Clearfield Bank & Trust Company Your ballot at the meeting will replace your proxy.

         On behalf of the Board of Directors, I thank you for your support and urge you to vote "FOR" approval of the agreement and merger.


                                         By Order of the Board of Directors,


                                         William E. Wood
                                         President and Chief Executive Officer
Clearfield, Pennsylvania
August 2, 1999